Via Facsimile
Mail Stop 6010

August 12, 2008

Mark W. Durand
Senior Vice President and Chief Financial Officer
Watson Pharmaceuticals, Inc.
311 Bonnie Circle
Corona, California 92880

Re: Watson Pharmaceuticals, Inc.
     Form 10-K for the Year Ended December 31, 2007
     Filed February 25, 2008
     File No. 001-13305

Dear Mr. Durand:

     We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Jeffrey P. Riedler
Associate Director